VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

04010845

82-1742

SUPPL

March 12, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
✓ Securities & Exchange Commission
~~Industry Canada~~

Dear Sirs,

Re: Claude Resources Inc.
CUSIP: 182 873 109
<u>Annual General Meeting of Shareholders</u>

We are pleased to advise you the details of the upcoming meeting of the shareholders of Claude Resources Inc.

Issuer:	Claude Resources Inc.
CUSIP:	182 873 109
Type of Meeting:	Annual General Meeting of Shareholders
Date:	May 12, 2004
Place:	Saskatoon, Saskatchewan
Record Date:	April 8, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Claude Resources Inc.

Yours truly,

Lita Tan
Account Manager

dlw 3/25

c.c. Claude Resources Inc.
Attn: Ms. Valerie Michasiw